UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____to_____

Commission File Number: 001-34177

1.Full title of the plan and the address of the plan, if different from that of the issuer named below:

WARNERMEDIA 401(k) SAVINGS PLAN

2.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Warner Bros. Discovery, Inc.
230 Park Avenue South
New York, New York 10003

WarnerMedia 401(k) Savings Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
To the Warner Bros. Discovery Benefit Plans Administrative Committee
WarnerMedia 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the WarnerMedia 401(k) Savings Plan (known as the Warner Bros. Discovery 401(k) Savings Plan beginning January 1, 2023) (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the period from April 8, 2022 (Date of Inception) to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the period from April 8, 2022 (Date of Inception) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Moss Adams LLP
Albuquerque, NM
June 9, 2023
We have served as the Plan’s auditor since 2023.

WarnerMedia 401(k) Savings Plan
Statement of Net Assets Available for Benefits as of December 31, 2022
(in thousands)

Participant-directed investments
Plan’s interest in the WarnerMedia Master Trust	$6,638,771

Receivables:
Employer contributions	496
Employee contributions	632
Notes receivable from participants	58,541
Total receivables	59,669
Net assets available for benefits	$6,698,440

See notes to financial statements.

WarnerMedia 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
(In thousands)

Additions:
Contributions:
Employer	$96,206
Employee	136,625
Rollover	12,007
Total contributions	244,838

Interest income on notes receivable from participants	1,840

Total additions	246,678

Deductions:
Net investment loss from investment in the WarnerMedia Master Trust	655,947
Benefits paid to participants	357,455
Administrative expenses	1,043
Total deductions	1,014,445

Decrease in net assets before plan transfers	(767,767)

Net transfers into the Plan (Note 1)	7,466,207

Increase in net assets	6,698,440

Net assets available for benefits:
Beginning of period	—

End of year	$6,698,440

See notes to financial statements.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022

1. DESCRIPTION OF THE PLAN
The following is an abbreviated description of the WarnerMedia 401(k) Savings Plan (known as the Warner Bros. Discovery 401(k) Savings Plan beginning January 1, 2023) (the “Plan”). More complete descriptions of the Plan are provided in the Plan document, as amended, the summary plan description, and the prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General — The Plan was adopted by Warner Media LLC (“WarnerMedia”) effective April 8, 2022 and is a defined contribution profit sharing plan with a 401(k) feature, at such time generally covering eligible employees of WarnerMedia and certain of its subsidiaries and affiliates, and prior to October 1, 2022, The CW Network, LLC (each, an “Employing Company” and, collectively, the “Employing Companies”).
On April 8, 2022, following the stock spin-off and subsequent merger in which Warner Bros. Discovery, Inc. (formerly known as Discovery, Inc.) (“WBD”) acquired the business, operations and activities that constituted the “Warner Media” segment of AT&T Inc., subject to certain exceptions, the accounts of current and former WarnerMedia employees in the AT&T Retirement Savings Plan (the “AT&T Plan”), totaling approximately $6.34 billion, including participant loans, were transferred into the Plan.
Effective September 30, 2022, Nexstar Media Inc. acquired a controlling interest in The CW Network, LLC. In connection therewith, on December 30, 2022, the Plan accounts of The CW Network, LLC participants, totaling approximately $75 million in plan assets, including participant loans, were transferred from the Plan into the Nexstar Media Group, Inc. 401(k) Plan.
Effective November 14, 2022, the HBO Latin America 401(k) Plan was merged into the Plan. Approximately $26 million in plan assets, including participant loans, were transferred from the HBO Latin America 401(k) Plan into the Plan as a result of the merger.
Effective December 31, 2022, the Discovery Communications, LLC Retirement Savings Plan (the “Discovery 401(k) Plan”) merged into the Plan. Approximately $977 million in plan assets, including participant loans, were transferred from the Discovery 401(k) Plan into the Plan and the employees of WBD and certain of its subsidiaries who had been participants in the Discovery 401(k) Plan became participants in the Plan as a result of the merger.
Investment Funds, Contributions and Vesting — As of December 31, 2022, the investments of the Plan were held in trust via the WarnerMedia Defined Contribution Master Trust (the “Master Trust”). The Plan’s trustee is Fidelity Management Trust Company (“Fidelity”). The Plan’s investment funds include a series of 14 target date funds comprised of age-based target date funds available in five-year vintages from 2005 through 2065, as well as a retirement income fund. The Plan also offers 10 core investment funds which provide exposure to various strategies including stable value, fixed income, international stock, emerging markets, and several U.S. stock strategies (e.g., small, mid, and large cap stock). The Plan’s core investment funds are custom funds and have underlying investments that employ both active and passive investment strategies. The Plan also offers a self-directed brokerage (“SDB”) option. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the various investment funds. Participants may periodically transfer account balances among the various investment funds offered under the Plan.
The Plan also includes the Warner Bros. Discovery Stock Fund (“WBD Stock Fund”), which is a frozen, unitized company stock fund that primarily holds shares of WBD Series A common stock received by former AT&T Plan participants who held interests in AT&T common stock in the AT&T Plan prior to the transfer of their accounts from the AT&T Plan into the Plan, as well as a small portion in short-term investments for liquidity purposes. During 2022, approximately $198 million in assets (cash and stock) were transferred into the WBD Stock Fund. Contributions and investment exchanges into the WBD Stock Fund are prohibited as of October 31, 2022.
In connection with the Discovery 401(k) Plan transfer, approximately $29 million in plan assets of the Vanguard Retirement Savings Trust Fund, a stable value collective trust investment, was transferred into the Master Trust. This investment is frozen to new contributions as of December 31, 2022 and remaining participant account balances will be transferred to the Plan’s stable value fund on June 23, 2023.
Generally, the Plan provides for voluntary participant contributions on a pre-tax Roth, and/or traditional after-tax basis at an elected percentage of a participant’s eligible compensation, from 1% to 50% (in whole percentages), up to applicable limits established by the Internal Revenue Service (“IRS”).

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
All newly eligible Plan participants are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they change their contribution rate or opt out of making contributions. Unless participants who are automatically enrolled in the Plan elect otherwise, their contribution rate automatically increases by an additional 1% of eligible compensation beginning on the first anniversary of their automatic enrollment date and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in the “qualified default investment alternative” (the applicable age-based target date fund), unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or cease contributions at any time.
Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies (other than Rooster Teeth Productions, LLC) at a rate of 133 1∕3% on up to the first 3% of eligible compensation, and 100% on up to the next 3% of eligible compensation, contributed on a pre-tax, Roth, and/or after-tax basis. The Matching Contribution rate for employees of Rooster Teeth Productions, LLC is 66 2∕3% on up to the first 4% of eligible compensation contributed on a pre-tax, Roth, and/or after-tax basis.
Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”).
Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employer Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employer Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and any earnings thereon are fully vested.
Employer Contributions and earnings thereon generally vest 100% upon the completion of three years of service.
Employer Contributions and any earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, involuntary termination of service for reasons other than unsatisfactory job performance or cause, attainment of age 65, or upon the termination of the Plan.
Forfeited Accounts — Forfeited Employer Contributions and earnings thereon may be used to reduce future Employer Contributions to the Plan and/or to pay Plan expenses. During 2022, Company contributions were reduced by approximately $4.0 million from forfeited nonvested accounts. At December 31, 2022, forfeited nonvested accounts totaled approximately $1.7 million.
Notes Receivable From Participants — Under the Plan, subject to certain restrictions and penalties, participants may take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000.
Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 10 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan are set at the prime rate (as published by Reuters) in effect on the first business day of the month plus 1%. Participants who transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2022 ranged from 3.25% to 10.50%, with maturity dates through 2035.
Payment of Benefits — In-service withdrawals are available in certain limited circumstances. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan document. Hardship withdrawals are strictly regulated under the Internal Revenue Code (the “Code”) and the regulations thereunder, and a participant must have exhausted all available distributions prior to requesting a hardship withdrawal.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan are paid in cash, except for benefits distributed from the WBD Stock Fund, which also offers shares of WBD Series A common stock as a distribution election. Fractional shares are paid in cash. Participants are also permitted elect to receive the portion of a distribution attributable to assets invested in the SDB in-kind.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Risks and Uncertainties — The Plan provides various investment options to participants through the Master Trust. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition — Investments are stated at fair value, except for the fully-benefit responsive synthetic guaranteed investment contracts (“Synthetic GICs”) in the stable value fund, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5.) See Note 4 for a description of the fair value methodology by investment type.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Unit Values — Individual participant accounts are maintained for participant balances and activity on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the mutual funds, stable value fund or the collective trust funds, but have an interest therein represented by units valued as of the last business day of the period. Dividends and interest are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the mutual funds and collective trust funds are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Administrative Expenses — Certain administrative costs were charged to the Plan as permitted under the Plan and ERISA, including, for example, fees for auditing, recordkeeping, custodial and trustee services. Other administrative costs are paid by the Employing Companies.
Payments of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2022.
3. INTEREST IN MASTER TRUST
The Plan’s assets are maintained in the Master Trust. The Plan maintains a divided beneficial interest in each of the investment accounts held by the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the Plan and the TTT West Coast, Inc. 401(k) Retirement Savings Plan for investment and administrative purposes.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
Each participating plan’s interest in the investment fund options of the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the Master Trust on a daily basis based on each participant’s account balance within each investment fund option.
The net assets of the Master Trust as of December 31, 2022 are summarized as follows (in thousands).

	December 31, 2022
	Master Trust Balance	Plan’s Interest in Master Trust Balance
Investments at fair value:
Mutual funds	$10,871	$10,842
Self-directed brokerage account	216,772	216,772
Company stock fund	113,101	113,101
Collective trust funds	5,871,558	5,835,264
Total investments at fair value	6,212,302	6,175,979

Investment at contract value:
Stable value fund	472,512	471,076
Total investments	6,684,814	6,647,055
Net other assets and liabilities	(8,308)	(8,284)
Total net assets	$6,676,506	$6,638,771

Plan’s interest in the Master Trust as a percentage of the total		99%
The net investment loss of the Master Trust for the period from April 8, 2022 (Date of Inception) to December 31, 2022 is summarized as follows (in thousands).

Dividends and interest	$17,008
Net depreciation in fair value of investments	(677,679)
Net investment loss	$(660,671)
4. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques – Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Warner Bros. Discovery Stock Fund – A separately managed account that is a unitized stock fund that operates similarly to a mutual fund, in that it is composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (“NAV”), which is the value of the underlying common stock and the cash held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
Self-Directed Brokerage Account – Includes a variety of cash and cash equivalents, certificates of deposit, common and preferred stocks, exchange-traded funds (“ETFs”), corporate bonds, government securities, and mutual funds. Cash, cash equivalents, and certificates of deposit are held primarily in short-term money market commingled funds. Underlying investments in these funds are valued at amortized cost plus accrued interest. Common and preferred stocks and ETFs are valued at the closing price reported on the active market on which the individual securities are traded. Corporate bonds and government securities are valued using pricing models maximizing the use of observable inputs for similar securities.
Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Collective Trust Funds – Valued at the NAV of units of a collective trust. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2022 (in thousands).

	As of December 31, 2022
	Level 1	Level 2	Total
Warner Bros. Discovery Stock Fund:
Warner Bros. Discovery Series A common stock	$112,072	$—	$112,072
Cash and cash equivalents	1,029	—	1,029
Mutual funds	10,871	—	10,871
Self-directed brokerage account	215,588	1,184	216,772
Total	$339,560	$1,184	$340,744
Collective trust funds (NAV)			5,871,558
Total investments			$6,212,302
The following table sets forth a summary of the Master Trust investments whose values were estimated using a reported NAV as of December 31, 2022 (in thousands).

	As of December 31, 2022
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective trust funds
Stable value fund	$28,810	$—	Daily	None
Bond funds	274,860	—	Daily	None
Domestic equity funds	1,656,823	—	Daily	None
International funds	383,902	—	Daily	None
Target date funds	3,527,163	—	Daily	None
Total collective trust funds	$5,871,558	$—
5. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The stable value fund held by the Master Trust consists of a portfolio of synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. Wrapper contracts are typically issued by a bank or insurance company and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Master Trust.
The Synthetic GICs held by the Master Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.
The Master Trust’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code;
2.Premature termination of the contracts;
3.Plan termination or merger;
4.Changes to the Plan’s prohibition on competing investment options; or
5.Bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
6. RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds, a money market fund, and collective trust funds managed by Fidelity. Fidelity is the trustee as defined by the Plan document and, therefore, these transactions qualify as exempt party-in-interest transactions. As of December 31, 2022, through the SDB feature, the Plan held investments totaling approximately $124 million. Fees paid for investment management services were included as a reduction of the return earned on each fund. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.
Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. During 2022 there were no Plan expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $241,000 at December 31, 2022.
Certain Plan investments are shares of WBD Series A common stock valued at $112,072,086 at December 31, 2022. The Plan held 11,821,950 shares of WBD Series A common stock at December 31, 2022, with a cost basis of $176,087,109. During the period ended December 31, 2022, purchases of shares of WBD Series A common stock by the Plan totaled $143,970,080, and sales of shares of WBD Series A common stock by the Plan totaled $11,803,203.
7. FEDERAL INCOME TAX STATUS
The Plan was adopted effective April 8, 2022, utilizing an individually designed plan document. The WBD Benefit Plans Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan document, as amended, is qualified and the related trust is tax exempt.

WarnerMedia 401(k) Savings Plan
Notes to Financial Statements as of December 31, 2022 and
For the Period from April 8, 2022 (Date of Inception) to December 31, 2022
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan sponsor reserves the right to discontinue Employer Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and net assets of the Plan will be distributed in accordance with the Plan’s provisions and applicable law.
9. SUBSEQUENT EVENTS
As previously noted, effective January 1, 2023, sponsorship of the Plan was assumed by Warner Bros. Discovery, Inc., and the Plan was renamed the Warner Bros. Discovery 401(k) Savings Plan. In addition, the Master Trust was renamed the Warner Bros. Discovery Defined Contribution Master Trust.
Subsequent events were evaluated through June 9, 2023, the date these financial statements were available to be issued.

WarnerMedia 401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
EIN: #82-2449954, Plan #002

(a)	(b) Identity of Issues, Borrower, Lessor, or Similar Party	(c) Description of investments	(d) Cost	(e) Current Value

*	Various participants	Notes receivable from participants (maturing through 2035 at interest rates from 3.25-10.50%)		$58,541
* Denotes a party-in-interest to Plan (Note 6).

See accompanying Independent Auditor’s Report.

The accompanying notes are an integral part of this schedule.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WARNERMEDIA 401(k) SAVINGS PLAN

Date: June 9, 2023	By:	/s/ Shane Johnson
Shane Johnson
Warner Bros. Discovery Benefit Plans Administrative Committee Member

EXHIBIT INDEX

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm